Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We have issued our reports dated March 16, 2009, with respect to the consolidated financial statements, schedule and internal control over financial reporting of Compellent Technologies, Inc. incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2008 in the Registration Statement on Form S-3, as amended (File No. 333-162633), declared effective on November 17, 2009, which are incorporated by reference in this Registration Statement on Form S-3. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Experts” in the prospectus incorporated by reference in this Registration Statement.
/s/ Grant Thornton LLP
Minneapolis, Minnesota
November 17, 2009